EXHIBIT 21.1

Subsidiaries of Valassis Communications, Inc.

Subsidiary Legal Name	Name Under Which Business is Conducted	State or Country of Incorporation
Valassis Manufacturing Company	Valassis Manufacturing Company	Delaware
Valassis Sales and Marketing Services, Inc.	Valassis Sales and Marketing	Delaware
NCH Marketing Services, Inc.	NCH	Delaware
Promotion Watch, Inc.	Promotion Watch	Delaware
Valassis Relationship Marketing Systems, LLC	VRMS	Delaware
PreVision Marketing, LLC	PreVision	Delaware
Valassis of Canada Co.	Valassis of Canada	Canada
VCI Fulfillment Group	VCI Fulfillment	Mexico

This list excludes twenty-seven subsidiary companies of which ten are domestic and seventeen are foreign.